================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                                  OWENS CORNING
                        --------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                    690742101
                                 ---------------
                                  (CUSIP Number)

                                 Robert H. Weiss
                                 General Counsel
                       MatlinPatterson Global Advisers LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 7, 2006
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 2 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PI SPE LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     6,871,687
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      6,871,687
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,871,687
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.66%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 3 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PI SPE CI LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,460,270
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,460,270
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,460,270
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.38%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 4 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Opportunities Partners II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     7,195,247
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      7,195,247
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,195,247
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.97%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 5 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Opportunities Partners (Cayman) II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     2,576,117
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      2,576,117
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,576,117
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.50%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 6 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Partners II LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     9,771,364
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      9,771,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,771,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.47%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 7 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     9,771,364
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      9,771,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,771,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.47%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 8 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     9,771,364
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      9,771,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,771,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.47%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                              Page 9 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MatlinPatterson LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     9,771,364
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      9,771,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,771,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.47%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 10 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David J. Matlin
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     9,771,364
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      9,771,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,771,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.47%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 11 of 18
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark R. Patterson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                      -0-
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                     9,771,364
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                      -0-
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                      9,771,364
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,771,364
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.47%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 12 of 18
---------------------------                          ---------------------------


INTRODUCTION.
-------------

               This Schedule l3D Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D Statement filed on November 9, 2006 (the "Initial Statement"). The Initial Statement and this Amendment No. 1 are collectively referred to herein as the "Statement."

               Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.

               The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners II L.P. ("Matlin Partners (Delaware)"), a Delaware limited partnership, (ii) MatlinPatterson Global Opportunities Partners (Cayman) II L.P. ("Matlin Partners (Cayman)" and, together with Matlin Partners (Delaware), the "Matlin Partners"), a Cayman Islands limited partnership, (iii) MatlinPatterson Global Advisers LLC ("Matlin Advisers"), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (iv) MatlinPatterson Global Partners II LLC ("Matlin Global Partners"), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (v) MatlinPatterson Asset Management LLC ("Matlin Asset Management"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vi) MatlinPatterson LLC ("MatlinPatterson"), a Delaware limited liability company, as the holder of all of the membership interests in Matlin Asset Management, (vii) and David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson. In addition to the parties identified in the previous sentence, this Amendment No. 1 is filed on behalf of PI SPE LLC ("PI LLC"), a Delaware limited liability company and PI SPE CI LLC, a Delaware limited liability company ("PI CI LLC" and, together with PI LLC, the "Private Share Purchasers"). PI LLC, PI CI LLC, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson, are collectively referred to in this Statement as the "Reporting Persons" and each is a "Reporting Person." This purpose of this Amendment No. 1 is to disclose the beneficial ownership of the Reporting Persons of common stock, par value $0.01 per share ("Common Stock") of Owens Corning (formerly Owens Corning (Reorganized) Inc., the "Issuer") following satisfaction of the HSR Condition (as hereinafter defined).

ITEM 1.        SECURITY AND ISSUER

               The name of the issuer is Owens Corning. This Statement relates to the Issuer's common stock, par value $0.01 per share. The principal executive offices of the Issuer are located at One Owens Corning Way, Toledo, Ohio 43659.

ITEM 2.        IDENTITY AND BACKGROUND

               The address of the principal office of each Reporting Person is:

               c/o MatlinPatterson Global Advisers LLC
               520 Madison Avenue
               New York, New York  10022

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 13 of 18
---------------------------                          ---------------------------


               (i) PI LLC is a limited liability company organized under the laws of Delaware. PI CI LLC is a limited liability company organized under the laws of Delaware. The principal business of each of PI LLC and PI CI LLC is to invest in equity and debt securities of companies

               (ii) Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware. Matlin Partners (Cayman) is a limited partnership organized under the laws of the Cayman Islands. The principal businesses of each of Matlin Partners (Delaware) and Matlin Partners (Cayman) are to invest in equity and debt securities of companies and to serve as sole members of PI LLC and PI CI LLC, respectively.

               (iii) Matlin Advisers is a limited liability company organized under the laws of Delaware. The principal business of Matlin Advisers is to serve as investment adviser to Matlin Partners (Delaware) and Matlin Partners (Cayman).

               (iv) Matlin Global Partners is a limited liability company organized under the laws of Delaware. The principal business of Matlin Global Partners is to serve as General Partner of Matlin Partners (Delaware) and Matlin Partners (Cayman).

               (v) Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all the membership interests in Matlin Global Partners and Matlin Advisers. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

               (vi) MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. MatlinPatterson's principal business is owning Matlin Asset Management.

               (vii) David J. Matlin and Mark R. Patterson are each the holder of 50% of the membership interests in MatlinPatterson. David J. Matlin's principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson's principal occupation is acting as Chairman of Matlin Advisers. Each of David J. Matlin and Mark R. Patterson are citizens of the United States of America.

               (viii) In the past five  years,  none of the  Reporting  Persons have been (a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 14 of 18
---------------------------                          ---------------------------


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Item 3 of the Initial Statement is amended to add the following sixth paragraph:

               On December 5, 2006, the Federal Trade Commission granted early termination of the waiting period required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Private Shares held in the Escrow Accounts. This event satisfies the HSR Condition. On December 7, 2006, the Private Shares were released to the Private Share Purchasers from the Escrow Agent, the Escrow Accounts were closed and the Escrow Agreements were terminated.

ITEM 4.        PURPOSE OF TRANSACTION

               The   information   set   forth  in  Item  3  hereof  is  hereby
incorporated by reference into this Item 4. The remainder of Item 4 is amended and restated as follows:

               The Reporting Persons continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Stock of the Issuer will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of Common Stock of the Issuer. At any time, additional Common Stock may be acquired or some or all of the Common Stock of the Issuer beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               Item 5 of the Initial Statement is amended and restated as follows:

        (a) (i) As of the date hereof, (A) PI LLC is a direct beneficial owner of 6,871,687 shares of Common Stock and (B) Matlin Partners (Delaware), MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, David J. Matlin and Mark R. Patterson are each an indirect beneficial owner of such shares. The 6,871,687 shares of Common Stock represent beneficial ownership of approximately 6.66% of the Issuer's issued and outstanding shares of Common Stock. The Issuer disclosed in its Prospectus, dated October 27, 2006, which was filed with the Commission pursuant to Rule 424(b)(1) under the Securities Act of 1933 on October 30, 2006, that it has approximately 103.2 million shares of Common Stock outstanding following consummation of the Plan.

               (ii) As of the date hereof, (A) PI CI LLC is a direct beneficial owner of 2,460,270 shares of Common Stock and (B) Matlin Partners (Cayman), MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 15 of 18
---------------------------                          ---------------------------


Global Partners, David J. Matlin and Mark R. Patterson are each an indirect beneficial owner of such shares. The 2,460,270 shares of Common Stock represent beneficial ownership of approximately 2.38% of the Issuer's issued and outstanding shares of Common Stock.

               (iii) As of the date hereof, (A) Matlin Partners (Delaware) is a direct beneficial owner of 323,560 shares of Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, David J. Matlin and Mark R. Patterson are each an indirect beneficial owner of such shares. The 323,560 shares of Common Stock represent beneficial ownership of approximately 0.314% of the Issuer's issued and outstanding shares of Common Stock.

               (iv) As of the date hereof, (A) Matlin Partners (Cayman), is a direct beneficial owner of 115,847 shares of Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, David J. Matlin and Mark R. Patterson are each an indirect beneficial owner of such shares. The 115,847 shares of Common Stock represent beneficial ownership of approximately 0.112% of the Issuer's issued and outstanding shares of Common Stock.

               (v) Matlin Global Partners serves as General Partner of each of the Matlin Partners. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own the aggregate of 9,771,364 shares beneficially owned by the Matlin Partners, which represents beneficial ownership of approximately 9.47% of the Issuer's issued and outstanding shares of Common Stock.

               (vi) Matlin Advisers serves as investment advisor to each of the Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares beneficially owned by the Matlin Partners.

               (vii) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares beneficially owned by the Matlin Partners.

               (viii) MatlinPatterson  is the  holder of all of the  membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares beneficially owned by the Matlin Partners.

               (ix) David J. Matlin and Mark R. Patterson are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of David J. Matlin and Mark R. Patterson and may be deemed to share voting and dispositive power over the shares beneficially owned by the Matlin Partners.

        (b) All of the Reporting Persons described in section (a) above share voting and dispositive power over the Plan Shares and the Private Shares with all of the other Reporting Persons, except that:

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 16 of 18
---------------------------                          ---------------------------


               (i) PI LLC does not have any voting or dispositive power over any Plan Shares held directly by any other Reporting Person or the Private Shares held directly by PI CI LLC;

               (ii) PI CI LLC does not have any voting or dispositive power over any Plan Shares held directly by any other Reporting Person or the Private Shares held directly by PI LLC;

               (iii) Matlin Partners (Delaware) does not have voting or dispositive power over the Plan Shares held directly by Matlin Partners (Cayman) or the Private Shares held directly by PI CI LLC; and

               (iv)   Matlin   Partners   (Cayman)  does  not  have  voting  or
dispositive power over the Plan Shares held directly by Matlin Partners (Delaware) or the Private Shares held directly by PI LLC.

        (c) The information set forth in Item 3 hereof is hereby incorporated herein by reference. In addition, between December 1, 2006 and December 6, 2006, Matlin Partners (Delaware) and Matlin Partners (Cayman) sold an aggregate of 83,000 shares of Common Stock in brokerage transactions at sale prices ranging from $31.35 to $31.65. Except as described in this paragraph and in Item 3 hereof, the Reporting Persons have effected no transactions in the Common Stock in the past 60 days.

        (d)    Not applicable.

        (e)    Not applicable.

               The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by other parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               The   information   set   forth  in  Item  3  hereof  is  hereby
incorporated by reference into this Item 6. The remainder of Item 6 is unchanged.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

        1 Joint Filing Agreement, dated as of December 11, 2006 among the Reporting Persons.

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 17 of 18
---------------------------                          ---------------------------


                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 11, 2006

                                        MATLINPATTERSON LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Member


                                        MATLINPATTERSON ASSET MANAGEMENT LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairmam


                                        MATLINPATTERSON GLOBAL ADVISERS LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Chairmam


                                        MATLINPATTERSON GLOBAL PARTNERS II LLC


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director


                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS II L.P.

                                        By:  MatlinPatterson Global Partners II
                                             LLC, its general partner

                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director

---------------------------                          ---------------------------
CUSIP NO. 690742101                                             Page 18 of 18
---------------------------                          ---------------------------


                                        MATLINPATTERSON GLOBAL OPPORTUNITIES
                                        PARTNERS (Cayman) L.P.

                                        By:  MatlinPatterson Global Partners II
                                             LLC, its general partner


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director


                                        PI SPE LLC

                                        By:  MatlinPatterson Global Partners
                                             II, L.P.

                                             By: MatlinPatterson Global Partners
                                                 II LLC, its general partner


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director


                                        PI SPE CI LLC

                                        By:  MatlinPatterson Global Partners
                                             (Cayman) II, L.P.

                                             By: MatlinPatterson Global Partners
                                                 II LLC, its general partner


                                        By: /s/ Mark R. Patterson
                                            -------------------------
                                            Name:  Mark R. Patterson
                                            Title: Director


                                        DAVID J. MATLIN


                                        By: /s/ David J. Matlin
                                            -----------------------
                                            Name: David J. Matlin


                                        MARK R. PATTERSON


                                        By:  /s/ Mark R. Patterson
                                             -------------------------
                                             Name: Mark R. Patterson

                                  EXHIBIT INDEX
                                  -------------

       1 Joint Filing Agreement, dated as of December 11, 2006, among the Reporting Persons.